SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2008
(Commission File No. 1-14846)
This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3
(File no. 333-132662) to the extent not superseded by documents or reports subsequently filed by us under the Securities
Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑            Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐            No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐            No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐            No: ☑
Enclosures: Form of ADS rights certificate and form of instruction
The enclosed form of ADS rights certificate and form of instruction constitute Exhibits 4.1 and 4.2, respectively, of our registration statement on Form F-3 (File no. 333-132662).

ANGLOGOLD ASHANTI LIMITED SUBSCRIPTION FORM
THIS ADS RIGHTS CERTIFICATE, N I CLUDING THE ACCOMPANYING N I STRUCTIONS, SHOULD BE READ CAREFULLY BEFORE THIS SUBSCRIPTION FORM S I COMPLETED. This ADS Rights Certifi cate (OR Notic e of Guaranteed Delivery) must be received by h t e Rights Agent, together with payment in u f ll, by 5:00 p.m., New York City t i me, on June 23, 2008. Fail ure o t submit this ADS Rights Certificate o t t h e Rights Agent by h t at it me or o t comply with the guaranteed delivery procedures described n i t h e Prospectu s wil result in a forfe itu re of your ADS Rights. Any subscrip tion o f r ADSs n i h t is rights offering s i r i revocable. By sig ning h t is subscrip tion o f rm I acknowle dge receipt of h t e prospectus as defi ned n i t h s i ADS Rights Certifi cate. Please complete the back if you would il ke to transfer your ADS Rights OR the ADS to be s i sued upon exercise of your ADS Rights or request special mailing.
A Sig nature: This form must be signed by t h e registered holder(s) exactly as t h eir name(s) appears on the certif c i ate(s) or by person(s) authorized o t sign on behalf of t h e registered holder(s) by documents r t ansmitte d herewit h. _X ___Signature of ADS Rig hts holderDateDayti me Telephone # ___X Signature of ADS Rig hts holderDateDayti me Telephone #
BSUBSTITUTE FORM W-9 PLEASE CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER BY SIGNING BELOW.
If the Taxpayer ID Number prin ted above s i INCORRECT OR if t h e space s i BLANK write n i the CORRECT number here. Under penaltie s of perjury. I certif y that: 1. The number shown on this form s i my correct taxpayer id entification number (or I am waiting o f r a number to be s i sued o t me), and 2. I am not subject to backup withhold n i g because: (a) I am exempt r f om backup withholding, or (b) I have not been notif e i d by the n I ternal Revenue Servic e (IRS) h t at I am subject o t backup withholding as a result of a fail ure to report al n i terest or div idends, or (c) t h e R I S has notified me t h at I am no o l nger subject to backup wit hhold n i g, and 3.I am a U.S. person (inclu din g a U.S. resident ali en). Certification instructions. You must cross out item 2 above f i you have been noti fied by h t e IRS t h at you are currently subje ct to backup withholdin g because you have f a iled o t report all in terest and dividends on your tax retu rn. Signature:Date:
SEE INSTRUCTIONS ON THE REVERSE SIDE CBASIC ADSs TO SUBSCRIBE WHOLE ADSs DOVER SUBSCRIPTIO N FOR ADSs WHOLE ADSs Basic___ADS ___$ ___X= Subscription: (no. of new ADS)(est. subscrip tion pric e)(payment) Over___ADS ___$ ___X= Subscription: (no. of new ADS)(est. subscrip tion pric e)(payment) ENCLOSED IS MY CHECK FOR (total payment) $ ___
E CERTIFICATE NO.NUMBER OF ADS RIGHTS 035128115 ADS RIGHTS CUSIP This certif ie s h t at h t e person whose name and address appears below, or registered assigns, s i h t e registe red owner of h t e number of ADS Rights set o f rth above. Each ADS Rig ht entit e l s its registered holder o t purchase f r om AngloGold Ashanti Limited (the “Company”) at any t i me prior t o 5:00 P.M. (New York City t i me) on June 23, 2008, at the designated office of The Bank of New York, as rights agent (the “Rights Agent”) set f o rth below, 0.246403 American d eposit ary shares of the Company (each, an “ADS”), each ADS representi ng one ordin ary share of h t e Company (each, a “Share”), at an estimated subscription price of U.S.$ per ADS (the “Deposit Amount”), which s i h t e U.S. dolla r equivalent of t h e Share subscription price of ZAR 194.00 per ADS, r t ansla t e d in to U.S. dolla rs at t h e Federal Reserve Bank of New York’s noon buying rate of ZAR___= U.S.$1.00 on ___, 2008, plus an additi onal 10% as an allo wance o f r f l uctu atio ns in the exchange rate between t h e Rand and t h e U.S . dol ar and o f r the payment of ADS s i suance fees and currency conversion expenses. ADS Rig hts may be exercised by presenting h t is ADS Rights certificate t o h t e Rights Agent with h t e Subscription Form duly executed, and in the case of a t r ansfer, a signature guarantee, and such other and u f rther documentation as t h e Rights Agent may reasonably request. Payment may be made b y certified bank check or money order payable to h t e order of t h e Rights Agent. This ADS Rights Certific ate is subje ct t o all of h t e e t rms, provis ions and condit ions of the Company rights of er, as described in t h e Company’s Prospectus dated March 23, 2006, as supplemented by a prospectus supplement dated on or about ___, 2008 (together, t h e “Prospectus”). This ADS Rights Certi fic ate, with or with out other ADS Rights Certi ficates, upon surrender at the designated office of t h e Rights Agent, may be exchanged o f r another ADS Rig hts Certifi cate or ADS Rig hts Certificates evidencing h t e same number of ADS Rights as h t e ADS Rights Certif icate or ADS Rights Certificates surrendered. A transfer of h t e ADSs Rig hts evidenced hereby may be registered under surrender of h t is ADSs Rights Certificate at h t e designated of ic e of t h e Rights Agent by h t e registered holder in person or by a duly authorized attorney, properly endorsed or accompanied by proper in struments of r t ansfer, and duly stamped as may be required by t h e a l ws of h t e Sta te of New York and of h t e United States of America. This Rig hts Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of t h e Rights Agent. WITNESS h t e a f csimil e signature of two proper officers of h t e Company. ANGLOGOLD ASHANTI LIMITED Dated: By: ___Countersigned: NameTitleTHE BANK OF NEW YORK, as Rights Agent By: ___By: ___NameTitle Complete h t e Subscrip tio n Form or the Assignment Form, as applicable. Any im properly completed or unexecuted rights certificate o f r new ADSs may cause t h e Rights Agent n i t i s sole discretion to reject such rights certificate. HOW TO CONTACT IN NISFREE M&A f I you have any questions, contact In nisfree M&A n I corporated, the in formation agent for this offering, at 501 Madison Avenue, 20th Floor, New York, New York 10022. You may call In nisfree M&A Incorporated at (800) 877-5190 or (212) 750-5833. WHERE TO FORWARD YOUR SUBSCRIPTION MATERIALS TO PURCHASE ADSs OF ANGLOGOLD ASHANTI LIMITED THE BANK OF NEW YORK, AS RIGHTS AGENT By Mail:By Hand or Overnight Courier: The Bank of New YorkThe Bank of New York c/o Mellon I n vestor Services LLCc/o Mellon n I vestor Services LLC P.O. Box 3301480 Washington Boulevard South Hack ensack, NJ 07606Jersey City, NJ 07310 THIS RIGHTS OFFERING EXPIRES AT 5:00 P.M., NEW YORK CIT Y TIME, ON JUNE 23, 2008 AND THIS ADS RIGHTS CERTIFICATE S I VOID THEREAFTER.

F Special Transfer n I structions I f you want your AngloGold Ashanti Limited ADR and any refundSignature Guarantee Medallion check t o be s i sued in another name, if ll n i t h is section with h t e n i formation f o r t h e new account name. ___Name (Please Print First, Middle & Last Name)(Title of Officer Signing t h is Guarantee) ___Address(Number and Street)(Name of Guarantor — Please Print) ___(City, State & Zip Code)(Address of Guarantor Firm) ___(Tax I d entification or Social Security Number)
G Special Mailing n I structions Fill n i ONLY f i mailing to someone other than the undersigned or o t h t e undersigned at an address other h t an h t at shown on t h e r f ont of h t is card. Mail certificate(s) and check(s) o t : ___Name (Please Print First, Middle & Last Name) ___Address(Number and Street) ___ ___(City, State & Zip Code)
HASSIGNMENT FORM (To be executed by the registered hold er if such holder desires to register a transfer of ADS Rights) FOR VALUE RECEIVED, ___hereby sel s, assigns and transfers unto Name: ___ Address: ___the ADS Rights evidenced hereby, and does hereby r i revocably constitute and appoint ___attorney to transfer those ADS Rights on the books of the Company, wit h full power of substitution in the premis es. PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE Dated: ___2008Signature: ___ Signature Guaranteed: ___ Notice The signature to the foregoing assignment must correspond to the name as written upon the face of this Rights Certificate n i every partic ular, without alteration or enlargement or any change whatsoever. Signatures must be guaranteed by a financial n i stit ution that s i a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange Inc. Medalli on Signature Program.
COMPLETE ALL APPLICABLE SECTIONS OF THIS FORM USING THE INSTRUCTIONS BELOW. A Sign and date Box 1 and in clude your day tim e phone number. B PLEASE SIGN IN BOX 2 TO CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER f i you are a U.S. Taxpayer. If the Taxpayer ID or Social Security Number is n i correct or blank, write the corrected number n i Box 2 and sign to certify. Please note that Mellon Investor Servic es may withhold 28% of your proceeds as required by the IRS if the Taxpayer ID or Socia l Security Number s i not certified on our records. If you are a non — U.S. Taxpayer, please complete and return form W-8BEN. C Pla ce an X in the box and fill n i the number of whole ADSs you wish to subscribe for under your basic subscription privile ges. D Place an X n i the box and fill n i the number of whole ADSs you wish to over subscribe for your over subscription privileges. (No li mit, except basic subscriptio n must be ful y exercised). E Rig hts card and calcula tion sectio n for determining your basic/oversubscription privileges. Payment must be made by certified check or bank draft payable to “The Bank of New York–Anglo Gold Ashanti ADS Right Offerin g”. F If you want your AngloGold Ashanti Limited ADS Certif icate and any refund check to be is sued n i another name, comple te the Special Transfer Instructions in Box 6. Signature(s) n i Box 6 must be medallion guaranteed. G Fill in Box 7 f i , mail ing to someone other than the undersigned or to the undersigned at an address other than that shown on the front of this card. H Fill in Box 8, f i ADS rights are to be registered to another holder. Signature(s) in Box 8 must be medallion guaranteed. THIS RIGHTS OFFERING HAS BEEN QUALIFIED OR IS BELIEVED TO BE EXEMPT FROM QUALIFICATION ONLY UNDER THE FEDERAL LAWS OF THE UNITED STATES AND THE LAWS OF THE STATES IN THE UNITED STATES. RESIDENTS OR OTHER JURISDICTIONS MAY NOT PURCHASE THE SECURITIES OFFERED HEREBY UNLESS THEY CERTIFY THAT THEIR PURCHASES OF SUCH SECURITIES ARE EFFECTED IN ACCORDANCE WITH THE APPLICABLE LAWS OF SUCH JURISDICTIONS. THIS RIGHTS OFFERIN G EXPIRES AT 5:00 P.M., NEW YORK CIT Y TIM E, ON JUNE 23, 2008 AND THIS ADS RIGHTS CERTIFICATE S I VOID THEREAFTER.

[UK form of instruction — For use by US shareholders]
FORM OF INSTRUCTION IN RESPECT OF A RENOUNCEABLE LETTER OF ALLOCATION
IMPORTANT:
If you are in any doubt as to how to deal with this form of instruction, you should consult your broker, CSDP, legal adviser or other professional adviser immediately. This form of instruction must be read in its entirety, together with the Prospectus supplement dated May 27, 2008 (the “prospectus supplement”).
AngloGold Ashanti has issued all letters of allocation in dematerialised form and the electronic record for certificated shareholders is being maintained by Computershare Investor Services (Proprietary) Limited. This has made it possible for certificated shareholders, who are eligible to participate in the rights offer, to enjoy the same rights and opportunities with respect to the letters of allocation as dematerialised shareholders. You should complete this form of instruction and return it to the transfer secretaries at the address overleaf if you are an AngloGold Ashanti shareholder holding certificated shares and wish to dispose of or take up all or part of your rights offer entitlement in terms hereof.
A copy of this form of instruction and other requisite documents have been lodged with and registered on Thursday, 22 May 2008, by the Registrar of Companies in South Africa, as required by section 146A of the South African Companies Act No. 61 1973 as amended.
A brief summary of the applicable Exchange Control Regulations is set out in paragraph 7 of this form of instruction.
Each amendment to this form of instruction must be signed in full and must not be initialled.

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1944/017354/06))
(Share code: ANG)
(“AngloGold Ashanti”)

Form of instruction in respect of a letter of allocation issued to certificated shareholders only in respect of a renounceable rights offer of 69,470,442, new ordinary shares of ZAR25 cents each (“rights offer shares”) to AngloGold Ashanti shareholders recorded in the register at the close of trade on Friday, 6 June 2008, at a subscription price of ZAR194.00 per rights offer share, and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held.

THIS FORM OF INSTRUCTION MUST BE COMPLETED IN ITS ENTIRETY AND RETURNED TO THE TRANSFER SECRETARIES SO AS TO BE RECEIVED BY NO LATER THAN 11:00 (UK TIME) ON FRIDAY, 4 JULY 2008:

delivered to:	posted to:

AngloGold Ashanti — Rights Offer	AngloGold Ashanti — Rights Offer
Computershare Investor Services PLC	Computershare Investor Services PLC
The Pavilions	Corporate Actions Projects
Bridgwater Road	Bristol BS99 6AH, England
Bristol BS13 8AE, England

2008
Finalisation data released on SENS	Friday, 23 May
Finalisation data published in the press	Monday, 26 May
Last day to trade in AngloGold Ashanti shares in order to participate in the rights offer (cum rights offer entitlement)	Friday, 30 May
Listing of and trading in the share rights on the JSE commences at the commencement of trade on	Monday, 2 June
AngloGold Ashanti shares commence trading ex-rights on the JSE at the commencement of trade on	Monday, 2 June
Record date to participate in the rights offer	Friday, 6 June
Dematerialised shareholders will have their accounts at their CSDP or broker credited with their rights offer entitlements on	Monday, 9 June
Certificated shareholders will have their rights offer entitlements created in electronic form and held at Computershare on	Monday, 9 June
Rights offer opens at 09:00 on	Monday, 9 June
Last day for trading in share rights on the JSE in order to be settled on Friday, 4 July 2008 on	Friday, 27 June
Listing of rights offer shares and trading therein on the JSE commences at 09:00 on	Monday, 30 June
Rights offer closes at 12:00, on (see note 2)	Friday, 4 July
Form of instruction in respect of certificated shareholders to be lodged by 12:00 on	Friday, 4 July
Record date for share rights	Friday, 4 July
Rights offer shares issued and posted to certificated shareholders on or about	Monday, 7 July
CSDP or broker accounts in respect of dematerialised shareholders credited and updated with rights offer shares on	Monday ,7 July
Results of rights offer and basis of allocation of excess applications announced on SENS	Monday, 7 July
Results of rights offer and basis of allocation of excess applications published in the press	Tuesday, 8 July
Issue new rights offer shares for excess applications (if applicable)	Friday, 11 July
Refund cheques posted to holders of certificated shares, if applicable, in respect of excess applications	Friday, 11 July
Notes:
1.	Share certificates in respect of AngloGold Ashanti shares may not be dematerialised or rematerialised between, Monday, 2 June 2008 and Friday, 6 June 2008, both days inclusive.

2.	Unless otherwise indicated, all times are South African times.
Dear Certificated Shareholder
1.	The rights offer

AngloGold Ashanti shareholders recorded in the register at the close of trade on Friday, 6 June 2008, are offered rights offer shares at a subscription price of ZAR194.00 per rights offer share, in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held, subject to the terms of this form of instruction and the rights offer circular.

2.	Allocation

The rights offer shares stated in Block (3) on page 1 have been provisionally allocated for subscription at a price of ZAR194.00 per rights offer share to the AngloGold Ashanti shareholder whose name is stated in Block (1) on page 1.

3.	Qualifying Shareholders

Only persons who are deemed to be Qualifying Shareholders in the context of the rights offer are entitled to participate in the rights offer. For this purpose, Qualifying Shareholders means only those AngloGold Ashanti shareholders who are:
(I)	either (a) outside the United Kingdom or (b) (A) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (B) a person(s) falling within Article 49 of the Order (“high net worth companies, unincorporated associations etc”) or (C) a person to whom AngloGold Ashanti Limited may otherwise lawfully communicate an invitation or inducement to engage in investment activity in accordance with the Order; and

(II)	either (a) not located in the European Economic Area or (b) a person to whom an exempt offer may be made pursuant to Article 3(2) of the European Parliament and Council Directive 2003/71/EC (the “Prospectus Directive”) (other than Article 3(2)(b)); and

(III)	not resident in Japan; and

(IV)	(a) not located in any other jurisdiction in which the rights offer would be unlawful and (b) not a person to whom the rights offer may not lawfully be made.
No other person is entitled to participate in the rights offer. Attention is drawn to the confirmation, representation and warranty that each Qualifying Shareholder must provide as part of the instructions given in respect of the rights offer and this form of instruction.

4.	Acceptance and payment

If you are a Qualifying Shareholder and wish to accept the rights offer you must complete blocks (5), (6) and (9) on page 1.
4.1	If you are the person(s) in whose name(s) the allocation in terms of the form of instruction was issued and wish to acquire all the rights offer shares allocated to you, complete the applicable blocks as stated above. Forms B and C need not be completed.

4.2	If you are the person(s) in whose favour the allocation in terms of the form of instruction has been renounced and you wish to acquire the rights offer shares, complete the applicable blocks as stated above as well as Form C. 4.3 If you wish to acquire the rights offer shares, a properly completed form of instruction, together with a cheque (crossed “not transferable” and with the words “or bearer” deleted) or banker’s draft (drawn on a registered bank) payable to “AngloGold Ashanti — Rights offer” for the amount due in the currency of South Africa, must be lodged with the transfer secretaries at the address referred to on page 2, so as to be received by not later than 11:00 (UK time) on Friday, 4 July 2008.

4.4	Such payment, when the cheque or banker’s draft has been met, will constitute acceptance of the rights offer upon the terms and conditions set out in the accompanying rights offer circular and in this form of instruction, subject to the memorandum and articles of association of AngloGold Ashanti.

4.5	No acknowledgement of receipt will be given for a cheque or banker’s draft received in accordance with this form of instruction.

4.6	If this form of instruction and the cheque/banker’s draft is not received as set out above, then the rights offer will be deemed to have been declined and the right to subscribe for the rights offer shares offered to the addressee or renounced in favour of his/her renouncee will be deemed not to have been accepted, in the discretion of the directors of AngloGold Ashanti.

4.7	The rounded number of rights offer shares to which AngloGold Ashanti shareholders will become entitled will be determined by the ratio of entitlement.
5.	Renunciation or sale of rights offer entitlement

If you are a Qualifying Shareholder holding certificated shares and you do not wish to acquire the rights offer shares allocated to you in terms of the rights offer you may renounce your rights offer entitlement by completing and signing Form B, and the renouncee who wishes to acquire the rights offer shares in terms of the rights offer must complete Form C, lodge this form of instruction and make payment, in terms of paragraph 4.3 above for the number of the rights offer shares in respect of which the rights offer is accepted.

The lodging of this form of instruction, with Form B purporting to be signed by the shareholder whose name appears thereon, will be taken to be conclusive evidence of the right of the holder:
•	to deal with this form of instruction; or

•	to have the rights offer shares in question allotted and to receive a certificate for those shares.
Therefore, AngloGold Ashanti will not be obliged to investigate whether Forms B and C have been properly signed or completed or to investigate any fact surrounding the signing or lodging of either form.

If you are a Qualifying Shareholder holding certificated shares and wish to sell all or part of your rights offer entitlement, you must complete and sign Form A and return it to the transfer secretaries to be received by no later than 11:00 (UK time) on Wednesday, 25 June 2008. Note that the transfer secretaries will endeavour to procure the sale of rights on the JSE on your behalf and to remit the net proceeds thereof in British Pounds in accordance with your instructions. In this regard, Computershare Investor Services PLC and Computershare Investor Services (Proprietary) Limited will not have any obligation or be responsible for any loss or damage whatsoever in relation to or arising from the timing of such sales, the price obtained, or the failure to dispose of such entitlements.

6.	Excess applications
6.1	AngloGold Ashanti shareholders will have the right to apply for rights offer shares in excess of their rights offer entitlements.

6.2	Applications for additional rights offer shares by certificated AngloGold Ashanti shareholders may only be made by completing Blocks (7), (8) and (9) on page 1.

6.3	Excess applications will be dealt with as set out in the prospectus supplement under “the rights offers — subscription by holders of share rights — excess applications.”
7.	Exchange Control Regulations

The following summary is intended only as a guide and is, therefore, not comprehensive. If Qualifying Shareholders are in any doubt as to the appropriate course of action they are advised to consult their professional adviser.
7.1	Pursuant to the Exchange Control Regulations and upon specific approval of the South African Reserve Bank, non-residents, excluding former residents of the Common Monetary Area, will be allowed to:
•	take up the rights offer entitlement allocated to them in terms of the rights offer,

•	purchase share rights on the JSE;

•	subscribe for the rights offer shares arising in respect of the share rights purchased on the JSE provided payment is received either through normal banking channels from abroad or from a non-resident account; and

•	purchase additional rights offer shares which have been applied for in terms of the rights offer, provided payment is received either through normal banking channels from abroad or from a non-resident account.

All applications by non-residents for the above purposes must be made through an authorised dealer in foreign exchange. Electronic statements issued in terms of Strate and any share certificates issued pursuant to such applications will be endorsed “non-resident”.

7.2	Where a right in terms of the rights offer becomes due to a former resident of the Common Monetary Area, which right is based on shares blocked in terms of the Exchange Control Regulations, then only emigrant blocked funds may be used to:
•	take up the rights offer entitlement allocated to them in terms of the rights offer;

•	purchase share rights on the JSE;

•	subscribe for the rights offer shares arising in respect of the share rights purchased on the JSE; and

•	purchase of additional rights offer shares which have been applied for in terms of the rights.
All applications by emigrants using blocked funds for the above purposes must be made through their authorised dealer in South Africa controlling their blocked assets. Share certificates issued to such emigrants will be endorsed “non-resident” and placed under the control of the authorised dealer in foreign exchange through whom the payment was made. The proceeds due to emigrants from the sale of the share rights, if applicable, will be returned to the authorised dealer in foreign exchange for credit to such emigrants’ blocked accounts. Electronic statements issued in terms of Strate and any rights offer share certificates issued pursuant to blocked Rand transactions will be endorsed “non-resident” and placed under the control of the authorised dealer through whom the payment was made. The proceeds arising from the sale of share rights or arising from the sale of blocked shares will be credited to the blocked accounts of the emigrants concerned.

7.3	Any AngloGold Ashanti shareholder resident outside the Common Monetary Area who receives this rights offer circular and form of instruction should obtain advice as to whether any governmental and/or other legal consent is required and/or any other formality must be observed to enable a subscription to be made in terms of such form of instruction.

7.4	New share certificates issued pursuant to the rights offer to an emigrant will be endorsed “non-resident” and forwarded to the address of the relevant authorised dealer controlling such emigrant’s blocked assets for control in terms of the Exchange Control Regulations. Where the emigrant’s shares are in dematerialised form with a CSDP or broker, the electronic statement issued in terms of Strate will be dispatched by the CSDP or broker to the address of the emigrant in the records of the CSDP or broker.
8.	JSE listings

The JSE has granted the listing for:
•	share rights in respect of 69,470,442 rights offer shares with effect from the commencement of trading on Monday, 2 June 2008 to the close of trade on Friday, 27 June 2008, both days inclusive; and

•	69,470,442 rights offer shares with effect from the commencement of trade on Monday, 30 June 2008.
9.	Documents of title

New share certificates to be issued to AngloGold Ashanti shareholders holding certificated shares in respect of those shares to which they were entitled and for which they have subscribed, will be posted to persons entitled thereto, by registered post in South Africa, or by First Class Post in the Untied Kingdom, at the risk of the shareholders concerned, on or about Monday, 7 July 2008.

Certificated shareholders recorded on the register receiving new certificated shares must note they will not be able to trade their shares on the JSE until such shares have been dematerialised, which could take between one to ten business days, depending on volumes being processed.

Dematerialised shareholders will have their safe custody accounts updated at their CSDP or broker in respect of the rights offer entitlement issued to them on Monday, 7 July 2008.

CSDPs will effect payment on “a delivery against payment method” in respect of holders of dematerialised AngloGold Ashanti shares.

10.	Commitment by the underwriters

Subject to certain conditions, the rights offer has been fully underwritten by Goldman Sachs International, UBS Limited, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. Further information relating to the underwriting is disclosed in the prospectus supplement under “Underwriting”.

By order of the board

AngloGold Ashanti Limited
Company Secretary
Johannesburg
22 May 2008

Registered office	UK transfer secretaries

St James’s Corporate Services Limited	Computershare Investor Services PLC
6 St James’s Place	The Pavilions, Bridgwater Road
London SW1A 1NP	Bristol BS99 6ZZ
England	England
GENERAL INSTRUCTIONS AND CONDITIONS
(a)	Married persons: Married persons wishing to exercise their rights must comply with the provisions of the Matrimonial Property Act (Act 88 of 1984), and proof of such person’s capacity to exercise such rights may be required by the transfer secretaries.

(b)	Powers of attorney: If this form is signed under a power of attorney, then the original or certified copy thereof must be sent to the Johannesburg receiving and certification office for noting unless it has already been registered with AngloGold Ashanti or the transfer secretaries.

(c)	Companies or close corporations: A company or close corporation wishing to exercise its rights must send the original or certified copy of the directors’ or members’ resolutions authorising the exercise of such rights to the Johannesburg receiving and certification office for noting.

(d)	Stamp of broking member of the JSE: If any signature to Form B is confirmed by the stamp of a broking member of the JSE then (a), (b), or (c) above, as the case may be, will not apply.

(e)	Deceased estates and trusts: Shares will not be allotted in the name of an estate or a trust. Therefore, where the right to the rights offer shares in AngloGold Ashanti has accrued to the estate of a deceased holder or a trust, the executor or administrator or trustee (as the case may be) must complete Form B in his representative capacity and Form C must be completed by the person in whose name the rights offer shares are to be allotted without any reference to the estate or the trust.

(f)	Joint holders: Where applicable, all joint holders of forms of instruction must sign.

(g)	Receipts and documents: No receipts will be given for completed forms of instruction and remittances. Documents accompanying forms of instruction will be returned by the transfer secretaries in due course, at the risk of the applicant.

(h)	Share certificates: AngloGold Ashanti uses the “certified transfer deeds and other temporary documents of title” procedure approved by the JSE and, therefore, will issue only one “block” share certificate for the shares allotted by it to each certificated acceptor of the rights offer.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Ashanti Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLOGOLD ASHANTI LIMITED

Date: May 27, 2008	By:	/s/ LYNDA EATWELL

	Name:	Lynda Eatwell
	Title:	Company Secretary